Exhibit 99.10

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read with the unaudited Interim Condensed Consolidated Financial Statements for the period ended June 30, 2011 and the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2010. The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with International Financial Reporting Standard [“IFRS”], “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board [“IASB”].

Further information on the IFRS adoption is provided in the “Accounting Policies” section of this MD&A and the “Explanation of Transition to IFRS” section. Additional information is also available in the Interim Condensed Consolidated Financial Statements for period ending June 30, 2011 and March 31, 2011.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq. Without limitation, information regarding future sales and marketing activities, SPY® System sales targets and utilization rates, reimbursement for the SPY System, future revenues arising from the sales of the Company’s products, the sales and marketing arrangement with LifeCell Corporation, the supply agreement with Intuitive Surgical, Inc., and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of endoscopic SPY System is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for use of the SPY System and the clinical results of the use of the SPY and SPY Scope System. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of the SPY System; risks related to third-party contractual performance; dependence on key suppliers for components of each SPY System; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and, risks relating to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. Unless otherwise indicated, this MD&A was prepared by management from information available through August 3, 2011.

Overview

Novadaq develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s primary core technology platform, called SPY Imaging, provides clinically relevant anatomic and physiologic images during a wide variety of complex open and minimally-invasive surgical [“MIS”] procedures. SPY empowers surgeons treating life-threatening illnesses, such as breast, colon and other cancers and cardiovascular disease, to more effectively visualize blood flow in vessels, co-joined vessels and micro-vessels, and to assess tissue perfusion. More than 44 peer-reviewed publications demonstrate that SPY Imaging leads to fewer post-operative complications and reduced hospital costs. The SPY Imaging System is cleared by the United States Food and Drug Administration [“FDA”] for real-time use during multiple open surgical procedures and the endoscopic implementation of SPY Imaging [“SPY Scope”] is FDA cleared for real-time use during MIS. The endoscopic SPY System combines all of the capabilities of SPY Imaging with state-of-the-art high definition [“HD”] visible light visualization offered by conventional endoscopes.

Novadaq’s marketing strategy comprises partnering with leading companies in relevant markets for open surgical applications as well as robotic procedures. Novadaq announced its first alliance with Intuitive Surgical®, Inc. [“Intuitive”] in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. In addition, Novadaq entered into an exclusive, North American sales and marketing alliance with LifeCell™ Corporation [“LifeCell”] in plastic and reconstructive, gastrointestinal and head and neck surgery in September 2010.

Open Surgical Applications

Plastic Reconstruction, GI and Head and Neck Applications

The Company’s partner, LifeCell, began to exclusively market Novadaq’s latest generation SPY system under the brand name “SPY Elite” in February 2011. SPY Elite seamlessly integrates Novadaq’s SPY-Q quantification software technology, which allows surgeons to visualize and quantitatively compare perfusion in real-time in the operating room.

Cardiac Surgery Applications

Novadaq’s cardiac surgery products, including the cardiac SPY technology application and the CO2 HEART™ LASER SYSTEM for Transmyocardial Revascularization [“TMR”], are sold through a direct sales team that caters specifically to cardiac surgeons who specialize in heart bypass surgical procedures. In December 2010, Novadaq completed the enrollment of more than 500 patients into the VICTORIA Registry. Results showing 50% lower rates of reoperation and shorter lengths of stay than those reported in the Society of Thoracic Surgeon’s National Database were reported at the 2010 Annual Meeting of the American Heart Association. These data were also used to support the development of Novadaq’s latest quantification software technology, for cardiac surgery, SPY-QC. SPY-QC enables cardiac surgeons to perform intra-operative myocardial perfusion mapping, which can positively impact operative decisions and assist the cardiologists in making post-operative medical management decisions. SPY-QC is currently being market tested in a limited number of U.S. hospitals. In February of 2011, Novadaq also announced that it had acquired all of the assets of the TMR business from PLC Medical Inc. [“PLC”]. Prior to the acquisition, Novadaq was the exclusive United States distributor of PLC’s CO2 HEART™ LASER SYSTEM for TMR.

Wound Care Applications

In 2010, Novadaq initiated the investigation of the use of SPY technology in wound care applications, such as the treatment of diabetic foot ulcers, and has since begun clinical studies in 4 leading U.S. institutions. SPY technology enables perfusion mapping that may be critical in assisting surgeons to make more accurate decisions related to limb salvage and the need and level of lower limb amputations if required. The U.S. Centers for Disease Control estimates that approximately 60% of all lower limb amputations result from vascular disease caused by diabetes and that in 2007 more than 150,000 lower limb amputations were performed at a minimum per surgery cost of $45,000. The ability to accurately map perfusion in the lower limb may enable surgeons to perform more below-the-knee amputations than above-the-knee amputations which, before SPY, were more frequently performed based on information gathered by clinical judgment alone. The ability to save the knee joint during amputation results in significant improvements in patient post-operative recovery and related mobility. SPY Imaging was featured in a society sponsored workshop, which included a live case demonstration, at the Diabetic Foot Conference, [“DFCon 2011”] held in Beverly Hills, California in March 2011. DFCon is the largest conference of its type held annually in the world.

Minimally Invasive Surgery Applications

SPY Technology Integration into the da Vinci Surgical Robotic System:

Novadaq signed License and Development and Supply Agreements with Intuitive in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. Intuitive is the global technology leader in robotic-assisted minimally invasive surgery [“MIS”]. The Company began to develop the SPY System for integration into Intuitive Surgical’s da Vinci Surgical Robotic System in January of 2009 and completed the development in August of 2010. The integrated system was cleared for use in robotic surgery by the FDA in February 2011. The system will enable surgeons performing robotic surgery to simultaneously perform fluorescence imaging during a variety of surgeries that will be targeted by Intuitive. A limited launch of the integrated application has been initiated by Intuitive.

SPY Endoscopic Technology

Novadaq’s SPY endoscopic technology combines all the capabilities of SPY with the HD visible light imaging capabilities of a traditional endoscopic imaging system. SPY Scope technology can be used as a traditional endoscope and to obtain fluorescence images either on demand or in a simultaneous imaging mode during minimally invasive surgery. The demand for minimally invasive procedures is rapidly growing as patients enjoy the cosmetic benefits and faster recovery times as a result of the small incision. However, small incisions result in reduced visibility for surgeons, and therefore increase the complexity of procedures and the potential for complications. Based on experiences using the SPY System in open surgery, minimally invasive surgeons anticipate that SPY endoscopic imaging technology may assist them in reducing the incidence of post-operative complications. The Company continues to support post-market clinical studies using the endoscopic version of SPY in minimally invasive gastrointestinal, gynecological, thoracic and urological surgery. The Company intends to use the clinical data and user feedback to determine those markets where the value proposition for SPY Scope is the strongest.

The LifeCell and Novadaq Alliance

Novadaq entered into a 5-year exclusive North American sales and marketing alliance with LifeCell for the sale of SPY Systems in plastic and reconstructive, head and neck and gastrointestinal surgery in September 2010 [the “Agreement”]. LifeCell, a Kinetic Concepts Inc. company, develops and markets tissue repair and regeneration and other products for use in multiple markets, including plastic reconstructive, head and neck reconstruction and gastrointestinal surgical procedures.

LifeCell’s partnership responsibilities include sales and marketing of SPY Systems and the disposable accessories required to perform the imaging procedure, surgeon and professional education, clinical and clinical study support and reimbursement support. Novadaq remains responsible for product development, manufacturing and service. pursuant to the Agreement; the Company has a three-year annual commitment to spend a minimum amount on research and development, which are within normal business operating expenses. LifeCell also continues to hold limited first rights to negotiate marketing and sales distribution in Europe.

LifeCell’s sales and marketing plan is based on three sales models aimed at generating revenue for the SPY Imaging system. Novadaq and LifeCell share revenues generated from the sales based on the following models:

(i)	Rental Sales Model: hospitals gain access to the technology by paying a monthly fee for use of the SPY System. The monthly fee includes the placement of the SPY device, clinical support and service. A fee for the disposables required is charged in addition to the rental fee.

(ii)	Placement Model: hospitals gain access to the technology by paying for each consumable supply used with the SPY System. Purchase of a contracted minimum number of consumables each month entitles the customer to placement of the SPY device, clinical support and service.

(iii)	Capital Sales Model: hospitals purchase the hardware and purchase consumables and service.

The majority of the Company’s recurring revenues to date have been generated through placements. Novadaq anticipates that placements and rental will be the primary revenue-generating model promoted by LifeCell going forward. Novadaq and its partner, LifeCell, focus on growing the SPY System installed base and on maximizing usage within that installed base, both of which contribute to recurring revenue growth.

The Intuitive Surgical and Novadaq Alliance

Intuitive’s sales and marketing plan focuses on selling new systems that include the option of the integrated SPY technology, as well as retrofitting existing installed systems with an upgrade to allow SPY Imaging. In addition, Intuitive will sell individual disposable patient kits that contain the imaging agent and other accessories required to perform SPY Imaging procedures with the da Vinci® robot. Novadaq will benefit from 3 sources of revenue based on Intuitive sales:

(i)	Royalties: Novadaq receives a royalty payment for each system sold with or upgraded to include SPY Imaging technology.

(ii)	Hardware supply: Intuitive exclusively purchases the electronic hardware that is integrated into each robotic system sold or upgraded to enable SPY Imaging capabilities in the robot from Novadaq.

(iii)	Disposable supply: Intuitive exclusively purchases from Novadaq the disposable imaging agent and accessories required for each SPY Imaging procedure performed.

Operations

Novadaq has multiple suppliers for components of the SPY System and Indocyanine Green [“ICG”], the imaging agent used in SPY and SPY endoscopic procedures. Novadaq has leveraged manufacturing assets the Company previously acquired from Xillix Technologies, including infrastructure and manufacturing expertise, and in 2010 began direct manufacture of the SPY Imaging System and SPY Imaging electronic components for integration into the da Vinci® Surgical Robotic System. Novadaq has the existing capacity to manufacture 50 systems per month and the capability to scale to 100 systems per month should the demand substantiate the need. Novadaq has also qualified backup suppliers for these products should demand exceed the direct capacity or, if for any reason, the Company chooses to use their services. Novadaq’s manufacturing is ISO13485:2003 and cGMP compliant.

For ongoing installation, service and maintenance of SPY Systems placed in the U.S., Novadaq has a U.S. service agreement with Carestream Health, Inc [“Carestream”]. Carestream also purchases sub-assemblies of SPY and SPY endoscopic technology disposable procedure kits, which include the fluorescence agent (ICG). Carestream ships assembled SPY Kits to Novadaq’s partners and direct customers on Novadaq’s behalf.

In February 2011, Novadaq acquired the equipment, processes and know-how to manufacture CO2 HEART™ LASER SYSTEMS from PLC. Based on acquired inventory of available laser systems, Novadaq does not anticipate the need to manufacture additional lasers in the immediate future. However, in anticipation of a potential future need, the Company will transfer the requirements to directly manufacture lasers to its facility in Richmond, BC. Novadaq will continue to outsource the manufacture of the disposable hand pieces required to perform TMR with the CO2 HEART LASER SYSTEM to the same qualified vendor that manufactured such hand pieces for PLC. Novadaq has established a small service facility in Taunton, Massachusetts, from which it provides direct field service and maintenance for CO2 HEART LASER SYSTEMS.

Outlook

The Company’s primary focus is on increasing SPY System usage by supporting the efforts of its partners and surgeon users; this is expected to result in an increased install base and increased recurring revenue. Clinical experience gained in 2010 and in H1-2011 continues to further show that the use of SPY has a significant impact on intraoperative decision making, cost reduction and improved outcomes in plastic and reconstructive, gastrointestinal and other surgeries. In H1-2011, SPY remained the topic of several new published medical journal articles and was featured in presentations medical society meetings. The number of peer-reviewed publications related to SPY use in plastic surgery has grown by 3 since the beginning of the year, and now stands at 12. Including plastic, cardiac and other indications, there are 44 SPY papers published in the medical literature. In June, the Journal of Reconstructive Microsurgery published an article by Zenn and Neligan that reviewed results for 17 case series including a total of 386 patients. The authors concluded that, “[SPY] has the potential for being useful in replantation surgery, debridement and treatment of trauma, in cancer surgeries and in determining level of amputations. It enables accurate assessment of perforators, angiosomes and flap perfusion all of which are central to minimizing donor morbidity and improving clinical outcomes”. The authors then go on to predict, “…the use of the technology will continue to grow as its uses extend to any surgical specialty concerned with poor blood supply. Examples of this include recent adoption by general surgeons performing mastectomy and colorectal surgeons performing bowel anastomosis.”

Second quarter conference presentations involving SPY Imaging in plastic reconstructive surgeries, included a case series that reported on 15 patients undergoing complex head & neck reconstructions, and a study validating the ability of SPY to assess tissue perfusion in tissue transplant procedures (digits, tongues, lips, ears). As well, at the Eurasian Colorectal Technologies Association Meeting in Turin Italy in June, colorectal surgeons from Stanford reported that in a retrospective review of 84 patients undergoing an intestinal anastomosis and perfusion assessment using SPY imaging technologies, leak rates were reduced to 4% compared to 15% in published series.

Laparoscopic SPY Imaging was also the subject of several conference presentations and events. At the American Urological Association (AUA) Annual Meeting held in May, Golijanin et al presented a study in which 13 patients with renal cortical tumors underwent laparoscopic partial nephrectomy aided by SPY Imaging. The authors reported that in all but one of the 13 patients, tumors were easily distinguishable from normal renal parenchyma based on differential fluorescence, and concluded that SPY has the potential to facilitate improved cancer control. The same group also presented results for a series of 5 patients undergoing radical cystectomy. In these patients, SPY Imaging identified 16 lymph nodes, and the authors concluded that SPY may prove advantageous for lymph node identification in pelvic procedures. Also at the AUA, a live partial nephrectomy case was webcast to a group of approximately 100 robotic surgeons attending the conference.

In addition, LifeCell featured SPY Imaging within 3 of their plastic reconstructive and head and neck surgeon educational symposiums during the first half of 2011. These educational programs typically attract more than 100 surgeon attendees and are focused on increasing awareness for technologies and their associated clinical and economic benefits through peer-to-peer presentations. LifeCell is expected to feature SPY in more than three educationally focused programs in second half of 2011.

Surgeons performing SPY Imaging across a variety of applications continue to be professionally reimbursed for performing the procedure using existing CPT codes. In October of 2010, the U.S. Centers for Medicare and Medicaid Services [“CMS”] made ICD-9-CM Code 17.71 effective as a billable code for documenting all hospital charges associated with non-cardiac SPY procedures. ICD-9-CM Code 88.59 was previously established and became effective as a billable code for cardiac procedures in October 2008. Novadaq expects that LifeCell will work closely with hospitals where SPY procedures are being performed in plastic reconstructive, gastrointestinal and head and neck surgeries to collect data that will support the eventual establishment of facility reimbursement.

Since FDA 510(k) clearance for the integrated system was received in February 2011, the key priority related to the Intuitive partnership is to now supply both the critical hardware and disposable products that enable SPY Imaging during robotic procedures and to support Intuitive in its sales and marketing efforts to commercially launch the product.

Market development clinical studies of Novadaq’s SPY Scope in minimally invasive surgeries are expected to continue throughout 2011 with a focus on gastrointestinal, gynecological and thoracic minimally invasive surgeries. Studies are being conducted at leading institutions in Massachusetts, New York, North Carolina, Toronto and at Oxford in the UK. To date, reports of the use of SPY Scope have been positive. Novadaq will continue to monitor clinical feedback and build a launch plan based upon clinical results and after the Company’s partners have succeeded in obtaining sufficient adoption of SPY technology.

Overview

Risks and Uncertainties

The results of operations, business prospects and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management of the Company. In addition to the factors discussed in this MD&A, readers are advised to review risk factors discussed by the Company in its Annual Information Form for the year ended December 31, 2010, for a complete discussion of the risks affecting the Company’s business.

Successful Commercialization of the Company’s Products

The Company’s future success will depend in large part on its ability to market and sell the SPY, SPY Scope and CO2 HEART LASER SYSTEM [the “Products”]. Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including ICG, the performance of Novadaq’s partnering sales organization, and the ability of the Company and its partners to successfully market the Products at projected selling prices. In addition, the Company’s success will depend on its ability to supply the key components of the integrated SPY and da Vinci Surgical Robotic System and the successful commercialization of that Product. There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Products, or unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products, which are proven to be more clinically or cost-effective.

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company has forecasted cash requirements for 2011 and funding from sources currently in place will permit the Company to meet its 2011 operating requirements. However, the Company in the long-term will require funding from outside sources to assist its planned requirements. The Company is therefore dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of the Company’s products. There is no assurance that the Company will secure additional funding sources or partnerships.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the ICG used with certain of the Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval/clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

Clinical Trials of the Products may be Unsuccessful and new Regulatory Approvals may not be obtained.

The first human clinical studies of the SPY Scope System in gastrointestinal and urological applications were commenced in October 2009. While the research to date has been promising, the results of such testing may not predict the results of larger clinical trials. Human trials of the SPY Scope have not yet commenced.

Clinical trials for the open SPY System for gastrointestinal applications may fail to produce results satisfactory to the FDA or other regulatory authorities. Any such outcomes could adversely affect the Company’s ability to introduce new products and generate revenue in this market.

There is no assurance that the Company will receive additional regulatory approvals for the SPY System, such as the use of SPY for gastrointestinal or other surgery beyond Canada, which would limit the Company’s future sales and marketing opportunities in other markets.

Accounting Policies

For periods ending December 31, 2010 and earlier, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles [“Canadian GAAP”]. On January 1, 2011, Novadaq adopted IFRS for financial reporting purposes, using a transition date of January 1, 2010. The Company has prepared its June 30, 2011 Interim Condensed Consolidated Financial Statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, in accordance with IAS 34, Interim Financial Reporting, as issued by the IASB. The adoption of IFRS has not had an impact on the Company’s operations, strategic decisions and cash flow. The most significant area of impact related to the adoption of IFRS was the classification and fair value measurement of the warrants and the stock-based compensation accounting principles.

Critical Accounting Policies and Estimates

Estimates are used in accounting for, among other items, revenues, inventory valuation, valuation of warrants and allowances for credit losses on receivables and future cash flows associated with intangible assets. The Company’s estimates are based on the facts and circumstances available at that time, historical experience, risk of loss, general economic conditions and trends and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of loss and deficit and comprehensive loss in the period that they are determined. Accounts receivable and bad debt allowance is reflective of our clients’ economic performance and access to funds. While most trade receivable customers comprise hospitals, clinics and institutions, deemed as minimal risk, the Company does have credit risk in agency type clients. Collectability could affect amortized cost. The Company utilizes discounted cash flows by product line to assist in measuring the fair value of the intangibles. A decrease in product revenue could affect the fair value of intangibles.

Revenue Recognition

Revenue is recognized when significant risks and rewards of ownership are transferred to the customer. Revenue is recognized when: products are shipped and the customer takes ownership and assumes risk of loss; collection of the related receivable is probable; persuasive evidence of an arrangement exists; and, the sale price is fixed or determinable.

In certain markets, the Company retains ownership of medical devices placed at customer sites and charges a specified fee for each medical procedure performed. Revenue is recorded for each procedure at the time the consumable supplies required to perform the procedure are shipped to customers.

The Company enters into certain arrangements in which it commits to provide multiple elements to its customers in connection with its equipment sales. These revenue elements are considered as individual elements for revenue recognition purposes only, if every element was part of the negotiation with the customer and the costs and revenues of each element can be identified. Otherwise all revenue elements will be reviewed for revenue recognition purposes as one contract or arrangement.

The Company enters into sales and marketing agreements with partners in dedicated markets, in which the partner contracts to sell capital devices, consumable products, rent devices and place devices. Revenue is recognized on sale of capital devices or consumable products to the partner, because the Company transfers at that point of time all relevant risks [inventory risks for the delivered products, credit risk for the transaction with the end customer, price risk for the transaction with the end customer] to the partner, who owns also the business relationship with the end customer. These sales and marketing agreements are subject to true-up provisions. The true-up provisions provide the Company with additional revenue depending on sales revenue obtained by its partner within the terms of the agreements. At every reporting period end, the Company recognizes revenues based on these true up provisions, if the additional future cash inflow is probable and can be reliably measured based on the agreement terms.

Rental income arising from operating leases for medical devices is accounted for on a straight line basis over the lease terms and included in revenue due to its operating nature.

The Company enters into certain licensing and development agreements and supply agreements in which it commits to develop and supply designed products. Such designed products qualify as construction contracts, because the products specifically negotiated in these contracts are very specific to the requirements of the customer and cannot be sold to any other customer without significant rework. When the outcome of such construction contracts can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenues and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period [using the “percentage of completion method”]. However, in cases where the outcome of the contract cannot be estimated reliably [e.g.: because the total cost of the project is difficult to predict], the Company is recognizing revenues from such construction contracts only to the extent of the contract costs incurred as of the reporting date that are probable of recovering [using the “cost recovery method”].

Intangible Assets

The Company owns intangible assets consisting of patents and licensed patent rights. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite. The Company currently does not hold any intangible assets with indefinite lives. Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of comprehensive loss in the expense category consistent with the function of the intangible assets. Internally generated intangibles, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. Intangibles are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights or distribution rights:

TMR manufacturing license	2 years

Xillix patent rights	15 years

Deferred development costs	2 years

Stock-based Compensation Plan

Employees, including senior executives, of the Company receive remuneration in the form of stock options. In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the share based payment transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate. The cost of stock option transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance service conditions are fulfilled. The cumulative expense recognized for stock option transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of the shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of income in the respective function line. When options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to Shareholders’ equity. The amount of cash, if any, received from participants is also credited to Shareholders’ equity. Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Financial Instruments

Financial assets and liabilities:

The Company classifies its financial instruments as either (i) financial assets at fair value through profit or loss, (ii) loans and receivables, or as (iii) available for sale; and its financial liabilities as either (i) financial liabilities at fair value through profit or loss or as (ii) other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the statement of financial position.

All financial instruments are recognized initially at fair value plus, in the case of investments and liabilities not at fair value through profit and loss, directly attributable transaction costs. Financial instruments are recognized on the trade date, which is the date on which the Company commits to purchase or sell the asset.

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit and loss are carried at fair value. An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 11 to the Unaudited Interim Condensed Consolidated Financial Statements. Related realized and unrealized gains and losses are included in Interim Consolidated Statement of Loss and Comprehensive Loss in finance income or finance costs.

The Company has currently not designated any financial assets upon initial recognition as at fair value through profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading. These embedded derivatives are measured at fair value with changes in fair value recognized in the income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category include receivables and cash and cash equivalents. Loans and receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The effective interest amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs.

Derecognition:

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Impairment of Financial Assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of other income in profit or loss.

Loans and receivables together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in profit or loss.

For available-for-sale financial investments, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement is removed from other comprehensive income and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in other comprehensive income.

Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company.

Gains or losses on liabilities held for trading are recognized in the Consolidated Statement of Loss and Comprehensive Loss.

The Company has designated shareholder warrants as financial liabilities upon initial recognition as at fair value through profit or loss.

Other Financial Liabilities:

Financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued, which is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Transaction costs related to the long term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in the finance cost in the Consolidated Statement of Loss and Comprehensive Loss.

Derecognition:

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Loss and Comprehensive Loss.

Offsetting of financial instruments:

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments:

Fair value is the estimated amount that the Company would pay or receive to dispose of these contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

STANDARDS ISSUED BUT NOT YET EFFECTIVE

Fair Value Measurement On May 12, 2011, the IASB issued IFRS 13, “Fair Value Measurement”, which defines fair value, provides guidance in a single IFRS framework for measuring fair value and identifies the required disclosures pertaining to fair value measurement. This standard is effective for annual periods beginning on or after January 1, 2013, and early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Presentation of Financial Statements On June 16, 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements”. The amendments enhance the presentation of Other Comprehensive Income [“OCI”] in the consolidated financial statements, primarily by requiring the components of OCI to be presented separately for items that may be reclassified to the consolidated statements of loss from those that remain in equity. The amendments are effective for annual periods beginning on or after July 1, 2012. The Company is currently assessing the impact of the amendments on its consolidated financial statements.

Consolidated Financial Statements On May 12, 2011, IASB issued IFRS 10, “Consolidated Financial Statements” [“IFRS 10”]. This IFRS replaces portions of IAS 27, “Consolidated and Separate Financial Statements” [“IAS 27”] that addresses consolidation, and supersedes SIC-12 in its entirety. The objective of IFRS 10 is to define the principles of control and establish the basis of determining when and how an entity should be included within a set of consolidated financial statements. IAS 27 has been amended for the issuance of IFRS 10 and retains guidance only for separate financial statements.

Joint Arrangements On May 12, 2011, the IASB issued IFRS 11, “Joint Ventures” [“IFRS 11”]. IFRS 11 supersedes IAS 31, “Interest in Joint Ventures” and SIC-13, “Jointly Controlled Entities – Non Monetary Contributions by Venturers”. Through an assessment of the rights and obligations in an arrangement, IFRS 11 establishes principles to determine the type of joint arrangement and guidance for financial reporting activities required by the entities that have an interest in arrangements that are controlled jointly.

As a result of the issuance of IFRS 10 and IFRS 11, IAS 28, “Investments in Associates and Joint Ventures” [“IAS 28”] has been amended to correspond to the guidance provided in IFRS 10 and IFRS 11.

Disclosure of Interests in Other Entities On May 12, 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities” [“IFRS 12”]. This IFRS requires extensive disclosures relating to a company’s interests in subsidiaries, joint arrangements, associates, and unconsolidated structured entities. This IFRS enables users of the financial statements to evaluate the nature and risks associated with its interests in other entities and the effects of those interests on its financial position and performance.

IFRS 10, 11 and 12, and the amendments to IAS 27 and 28 are all effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted, so long as IFRS 10, 11 and 12, and the amendments to IAS 27 and 28 are adopted at the same time. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. The Company is currently assessing the impact of these new standards and amendments on its consolidated financial statements.

Financial Instruments – Disclosures On October 7, 2010, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures”, which increase the disclosure requirements for transactions involving transfers of financial assets. This amendment is effective for annual periods beginning on or after July 1, 2011 and therefore the Company will apply the amendment in the first quarter of 2012. The Company is currently assessing the impact of the amendment on its financial statement disclosures.

Financial Instruments The IASB has issued a new standard, IFRS 9, “Financial Instruments” [“IFRS 9”], which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” [“IAS 39”]. The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments. The issuance of IFRS 9 in November 2009 is the first phase of the project, which provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective on January 1, 2013. The Company is currently assessing the impact of the new standard on its financial statements.

Business Combination

Acquisition of TMR Assets:

Effective February 1, 2011, and based on the asset purchase agreement from November 8, 2010, the Company acquired Laser System Business for Transmyocardial Revascularization [“TMR”] from PLC. Under the terms of the Agreement, the Company has acquired all assets employed by PLC in the TMR business including manufacturing rights, product inventories, equipment, intellectual property, regulatory approvals, clinical data and all documentation related to TMR.

The acquisition has been accounted for by the purchase method with the results of the TMR operations included in the Company’s Consolidated Statements of Loss and Comprehensive Loss from the date of acquisition. The assets and liabilities of the TMR business have been recorded in the Consolidated Financial Statements at their fair values as follows:

$

Inventories	146,003
Property and equipment	17,095
Intangible assets - distribution network	1,192,642
Assumed contracts liability	(355,740)

Purchase consideration in cash	1,000,000

The allocation of the purchase price to acquired assets and liabilities are based on fair value assessed for each of the individual acquired assets and liabilities. Transaction costs of $96,809 have been expensed and are included in administrative expenses.

Results of Operations

The following table sets forth information regarding Novadaq’s sales, loss from operations and other information for the periods presented and should be read in conjunction with the unaudited interim condensed consolidated financial statements for the quarter ended June 30, 2011 and related notes. All dollar amounts are expressed in U.S. dollars.

[Unaudited]	Six months ended June 30
	2011 $	2010 $	2009 $

SPY revenue	2,872,000	3,073,000	2,379,000
Royalty revenue	139,000	—	—
Milestone revenue	—	295,000	458,000
Deferred partnership fee revenue	400,000	—	—
TMR revenue	1,909,000	1,295,000	1,620,000
Service revenue	1,066,000	670,000	713,000

Total revenues	6,386,000	5,333,000	5,170,000
Cost of sales	3,140,000	2,904,000	2,934,000

Gross margin	3,246,000	2,429,000	2,236,000
	51%	46%	43%
Operating expenses
Selling and distribution costs	2,675,000	3,802,000	3,418,000
Research and development expenses	2,318,000	2,060,000	2,090,000
Administration expenses	2,206,000	1,782,000	1,984,000
Impairment of inventory	—	427,000	—

Total operating expenses	7,199,000	8,071,000	7,492,000

Loss from operation	(3,953,000)	(5,642,000)	(5,256,000)
Interest expense	(143,000)	(138,000)	(95,000)
Imputed interest expense	(195,000)	(178,000)	(116,000)
Warrant revaluation adjustment	(2,603,000)	(432,000)	—
Gain (loss) on investment	25,000	(125,000)	—
Interest income	11,000	7,000	5,000

Loss and comprehensive loss for the period	(6,858,000)	(6,508,000)	(5,462,000)

Basic and diluted loss and comprehensive loss per share	(0.23)	(0.24)	(0.24)

Note:	Financial results for Q2-2010 and Q2-2009 have been restated to IFRS for comparative reporting.

Balance Sheet Data

	As at June 30
	2011 $	2010 $	2009 $

Cash and cash equivalents	11,504,000	5,427,000	7,530,000
Working capital	12,252,000	1,806,000	5,980,000
Total assets	22,903,000	17,728,000	25,129,000
Total liabilities	19,470,000	12,269,000	10,736,000
Shareholders’ equity	3,433,000	5,459,000	14,393,000

Note:	Balance Sheet has been restated to IFRS for comparative reporting purposes.

Summary of Quarterly Results

[Unaudited]

	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2009	2009	2010	2010	2010	2010	2011	2011
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenues
SPY revenue	670	831	1,437	1,635	1,496	964	832	2,040
Royalty revenue	—	—	—	—	—	—	—	139
Milestone revenue	528	55	296	—	3692	—	—	—
Deferred partnership fee revenue	—	—	—	—	67	200	200	200
TMR revenue	663	645	620	675	652	847	904	1,005
Service revenue	390	312	362	308	355	266	965	101

Total Revenues	2,251	1,843	2,715	2,618	6,262	2,277	2,901	3,485
Cost of sales	1,607	1,109	1,614	1,290	1,380	1,251	1,773	1,367

Gross margin	644	734	1,101	1,328	4,882	1,026	1,128	2,118
Gross margin percentage	29%	40%	41%	51%	78%	45%	39%	61%
Operating expenses
Selling and distribution expenses	1,765	1,862	1,823	1,979	1,884	1,381	1,275	1,400
Research and development	1,179	1,176	878	1,183	1,293	1,559	1,048	1,270
Administrative expense	1,180	1,187	798	985	1,169	1,122	1,094	1,112
Impairment of inventory	266	159	—	427	—	—	—	—
Impairment of intangible asset	—	1,328	—	—	4,829	—	—	—

Total operating expenses	4,390	5,712	3,499	4,574	9,175	4,062	3,417	3,782

Loss before the following	(3,746)	(4,978)	(2,398)	(3,246)	(4,293)	(3,036)	(2,289)	(1,664)
Interest expense	(67)	(92)	(68)	(70)	(69)	(72)	(71)	(72)
Imputed interest expense	(82)	(82)	(87)	(90)	(92)	(95)	(97)	(98)
Gain (loss) on investment	—	—	(125)	—	—	—	25	—
Warrant revaluation adjustment	—	—	(52)	(380)	(83)	52	4	(2,607)
Interest income	3	3	1	6	4	5	7	4

Loss and comprehensive loss before tax	(3,892)	(5,149)	(2,729)	(3,780)	(4,533)	(3,146)	(2,421)	(4,437)

Income tax provision	—	(61)	—	—	—	—	—	—

Loss and comprehensive loss for the period	(3,892)	(5,210)	(2,729)	(3,780)	(4,533)	(3,146)	(2,421)	(4,437)

Loss and comprehensive loss per share	(0.16)	(0.22)	(0.11)	(0.14)	(0.16)	(0.11)	(0.09)	(0.14)

Note:	Quarterly results commencing in Q3-2009 through Q4-2010 have been restated to conform to IFRS comparative reporting purposes.

Total revenue increased by $867,000 to $3,485,000 in Q2-2011 from $2,618,000 in Q2-2010. The increase includes a $605,000 increase in SPY products due to increase sales resulting from our sales, marketing and supply agreements. SPY Paq revenue, an increase of 20% over same period last year, and SPY capital equipment sales combined for the increase of SPY product sales. The supply agreement also provided first time royalty revenue of $139,000. TMR sales increased by $330,000, due to increased capital and consumable sales. Service sales are down by $207,000 from same period last year, due to the settlement of deferred contracts resulting from the TMR business acquisition in February 2011. In comparison to last quarter, SPY product sales increased by $1,208,000 due to our agreements with LifeCell and Intuitive and royalties of $139,000 from SPY licensing. TMR product sales sequential increase was $101,000 due to capital sales. Service sales decreased $864,000 from last quarter due to settlement of deferred contracts in the first quarter. Sales year-to-date [“YTD”] of $6,386,000 exceed same period last year by $1,053,000. The increase comprised volume increases for capital and recurring SPY products of $199,000, royalty revenues of $139,000, increased TMR capital and consumables $614,000, and increased service sales of $396,000. Milestone revenue was down by $295,000 as development contracts were complete in previous year.

Gross margin of $2,118,000 increased $790,000 from same period last year due increased margin on all products. Our supply agreements for SPY products produced slightly higher margins, after the sharing of revenues with our partner. TMR margins also increased due to capital sales and consumable product margin increases resulting from the TMR acquisition. Service margins increased as a lower cost is being incurred to deliver the service. In comparison to previous quarter, margins increased by $990,000 mainly due to our increased volume under our supply agreements. TMR capital sales also provided increased margins while service was down from last quarter. Year to date gross margin of $3,246,000 exceeds same period last year profits of $2,429,000. The increase is due mainly to increased revenue of SPY products. SPY product margins are higher despite the revenue sharing formula with LifeCell. Service sales margin is higher due to reduced TMR production costs resulting from the TMR acquisition and lower service costs.

Sales and distribution expenses of $1,400,000 decreased $579,000 in Q2-2011 from $1,979,000 in Q2-2010 primarily relating to the transitioning of sales staff to LifeCell. Q2-2011 also includes increased salary and benefit cost related to TMR business due to increased staffing to generate and support the product growth. In comparison to Q1-2011, increased costs of $125,000 in Q2-2011 related mainly to a TMR research grant and an incentive accrual. YTD selling and distribution costs are lower than same period last year by $1,127,000, due to the transition of sales persons and expenses to LifeCell. Included in the lower selling expense are additional costs of approximately $200,000 for the TMR business.

Research and development expenses increased to $1,270,000 in Q2-2011 from $1,183,000 in Q2-2010, an increase of $87,000. Increased product development expenses of $325,000 and incentive accrual of $35,000 were offset by various other expenses including salaries and benefits due to converting overheads to product cost of sales. Expenses in Q2-2011 are higher than Q1-2011 by $222,000, mainly due to higher product development expenses and higher accrued incentive expenses offset by reductions in various other expenses. YTD research and development costs exceed same period last year by $258,000, mainly due to increases in product development costs of $498,000, lower salary costs of $120,000 due to conversion of overheads to cost of sales, lower clinical trial and SPY registration expenses of $135,000. Other various expense increases netted out at $15,000.

Administration expenses of $1,112,000 in 2011 increased from $985,000 from Q2-2010. The $127,000 increase relates to non-cash amortization of software development costs and TMR license of $57,000, investor and professional fees of $93,000 and an incentive accrual of $70,000. Reduction in exchange losses and rent expense offset the expense increases. In comparison to Q1-2011, expenses were lower by $18,000 due to a reduction in bad debts and higher conversion of overhead costs to product cost of sales offset by the incentive accrual. YTD general and administration expenses of $2,206,000 are higher than same period previous year by $424,000 due to legal fees on the TMR purchase, accounting fees relating to the transition to International Financial Reporting Standards, higher non cash amortization costs for the FDA license, higher investor relations cost and the incentive accrual.

Interest expense of $72,000 and imputed interest expense of $98,000 for Q1-2011 exceeded interest expense of $70,000 and imputed interest of $90,000 for Q2-2010. Interest expense this quarter was comparable to Q1-2011. YTD interest expense and imputed interest expense of $338,000 exceed expense of $316,000 for same period last year by $22,000 due to additional interest expense of $5,000 paid to NRC for IRAP loan and $17,000 of additional imputed interest.

YTD gain on investment of $25,000 from an auction rate security [“ARS”] principal redemption compared to an ARS write-down of $125,000 for same period last year.

Warrant re-valuation expense of $2,607,000 relates to re-valuation of shareholder warrants to current market price for the current reporting period utilizing the Black-Scholes model. The input factors include: current stock price, rates of interest, stock price volatility, remaining life and exchange rate, which affect the warrant revaluation. The recent improvement of the market share price has driven the expense. YTD warrant re-valuation expense of $2,603,000 exceeded same period last year as additional warrants were issued in Q1-2011 and the market value of share price increased since both warrant series were issued.

Interest income of $4,000 was lower than same time period last due to lower rates and lower than last quarter due to lower balances on hand. YTD interest income of $11,000 exceeded $7,000 for same period last year due to higher balances on hand.

Net loss of $4,437,000 for Q2-2011 exceeded net loss of $3,780,000 in Q2-2010. The increased loss of $657,000 resulted mainly from higher warrant re-valuation expense by $2,227,000, higher interest expense of $10,000 and lower interest income of $2,000 offset by improved margins of $790,000, lower operating costs of $792,000. In comparison to Q1-2011, net loss increased by $2,016,000 due to increased warrant re-valuation expense of $2,611,000, higher operating costs of $365,000, lower gain on investment $25,000, lower interest income and interest expense of $5,000 offset by improved margins of $990,000.

Net loss of $6,858,000 year to date increased from $6,508,000 for same period last year due to higher warrant revaluation expense of $2,171,000 and higher interest and imputed interest cost of $22,000 offset by higher gross margins of $817,000 due to increased sales, lower operating costs $872,000 mainly due to transition of sales staff to LifeCell and reduced inventory losses, investment gain variance of $150,000 and higher interest income of $4,000.

Liquidity and Capital Resources

Novadaq’s principal capital needs are for funds to support scientific research and development activities, including device design and development and clinical trials, and funds to support sales and marketing activities, capital expenditures and working capital. Since inception, Novadaq has financed its cash requirements primarily through the issuances of securities, investment tax credits and government funding and interest income. The Company has a history of continuing losses and has an accumulated deficit. Revenues will need to continue to increase over a sustained period. The Company will also require funding from outside sources which may include working capital financing, funds from strategic alliances or equity placements to realize its plans. However, there can be no assurance that Novadaq will be successful in securing its financing on terms favorable to the Company or at all.

In 2011, the Company raised funds from the sources listed below:

Private Placement

On March 24, 2011, the Company closed a private placement of U.S. $14, 275,194, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five year term and is exercisable for one common share at an exercise price of CDN $3.18.

Liquidity and Resources

As at June 30, 2011, the Company had cash and cash equivalents of $11,504,000 to support its 2011 cash requirements. Based on available funds of $11,504,000 as at June 30, 2011 and the sales and margins the Company anticipates to generate from operations in 2011, the Company expects to have adequate resources to meet its forecasted cash requirements for period ending June 30, 2012. In meeting the daily cash requirements, the Company invests its cash and cash equivalents in daily interest at chartered banks in Canada.

Long-term financial commitments related liquidity and resources are:

	0-1 year	2-5 years	After 5 years
	$	$	$
Long-term debt convertible debentures	—	5,303,000	—
Operating lease	307,000	487,000	—
Cash interest	277,000	455,000	—
Repayable government assistance	191,000	330,000	—

Total contractual obligations	775,000	6,575,000	—

The long-term operating lease commitments are for premises located in: Mississauga, ON; Taunton, MA; and, Richmond, BC. The long-term convertible debentures require cash interest payment or PIK interest payable semi-annually. Payment provision for these leases and interest expenses are part of our 2011 forecasted cash requirements. The long-term convertible debt repayment is subject to the terms of the indenture agreement and payment for this amount is expected to be fully satisfied within the terms of the agreement. There is no current year requirement for repayment of this debt.

Commitments under Royalty and License Agreements

Under international rights license agreements, the Company acquired the worldwide rights to US patents numbered 5,279,298 and 5,394,199, and all corresponding foreign patent applications. The patents are titled respectively, “Method and Apparatus to Identify and Treat Neovascular Membranes in the Eye” and “Method and Apparatus for Improved Visualization of Choroidal Blood Flow and Aberrant Structures in the Eye Using Fluorescent Dye Angiography”. As at June 30, 2011, the Company has paid total consideration under the licenses of $4,450,000. Any future license obligations were eliminated when the licenses were amended on March 29, 2006. Under the licenses, the Company is also required to pay running royalties on the sales of products and services equal to 2.5% of sales. In January 2009, the Company signed an amendment requiring the Company to pay a royalty on sales of products and services, utilizing JH Technology, equal to 2.5% of gross sales revenue reduced by an annual minimum royalty payment of $25,000, a decrease from the previous annual minimum royalty payment of $50,000.

Financial Instruments and Other Instruments

The Company’s financial instruments are comprised of the following as at June 30, 2011: cash and cash equivalents of $11,504,000; net accounts receivable $2,459,000; payables of $3,012,000; convertible loan debentures of $4,088,000; and, repayable government assistance of $521,000. The Company invested its cash and cash equivalents in daily interest savings accounts. The net accounts receivable of $2,459,000 are net of a bad debt reserve of $552,000. Accounts receivable of $2,459,000 net of bad debts receivables, based in the United States and Canada, are subject to minimal credit risk based on the nature of our clients. The receivables are being carried at amortized cost. Accounts payable of $3,012,000 carried at amortized cost, is comprised of short-term obligations owing to suppliers relative to the Company’s operations. The convertible loan debentures have a principal value of $5,150,000 and PIK debentures of $153,000. The repayable government assistance comprises an Industrial Research and Assistance Program loan, received from the National Research Council, with principal repayment terms over 30 months commencing August 2011.

EXPLANATION OF TRANSITION TO IFRS

In preparing financial statements and MD&A for interim reporting periods, the Company has included “Reconciliation of Financial Position and Equity” for the period ending June 30, 2010 and, “Reconciliation of Comprehensive Loss” for the three and six month periods ending June 30, 2010. The reconciliations provide information on Canadian GAAP transition to IFRS for their respective periods.

RECONCILIATION OF GAAP TO IFRS

RECONCILIATION OF FINANCIAL POSITION AND EQUITY

The following is a reconciliation of the Company’s financial position and equity reported in accordance with Canadian GAAP to its financial position and equity in accordance with IFRS at June 30, 2010:

	Notes	Canadian GAAP $	Adjustments $	IFRS $
ASSETS
Current assets
Cash and cash equivalents		5,427,390	—	5,427,390
Accounts receivable		1,980,649	—	1,980,649
Prepaid expenses and other	B	2,266,739	(1,308,286)	958,453
Inventories		497,844	—	497,844
Non-current assets
Property and equipment		1,373,312	—	1,373,312
Prepaid expenses and other		209,398	—	209,398
Deferred development costs		405,195	—	405,195
Other intangible assets		6,876,390	—	6,876,390

Total Assets		19,036,917	(1,308,286)	17,728,631

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	C, E	3,038,243	(467,403)	2,570,840
Provisions	E	—	7,560	7,560
Income taxes payable		43,090	—	43,090
Deferred revenue		714,844	—	714,844
Deferred license and development revenue	B	4,500,000	(1,308,286)	3,191,714
Repayable government assistance	C	—	530,653	530,653
Non-current liabilities
Convertible debentures		3,705,242	—	3,705,242
Deferred revenue		259,995	—	259,995
Shareholder warrants	D	—	1,245,021	1,245,021

Total Liabilities		12,261,414	7,545	12,268,959

Shareholders’ Equity
Share capital	D	86,883,879	(49,886)	86,833,993
Contributed surplus	A, D	5,346,504	271,772	5,618,276
Warrants	D	916,560	(916,560)	—
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit	A, C	(88,339,835)	(621,157)	(88,960,992)

Total Shareholders’ Equity		6,775,503	(1,315,831)	5,459,672

Total Liabilities and Shareholders’ Equity		19,036,917	(1,308,286)	17,728,631

Reconciliation of Comprehensive Loss As Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s comprehensive loss reported in accordance with Canadian GAAP to its comprehensive loss in accordance with IFRS for the following periods:

	Notes	Three-month period ended June 30, 2010 $	Six-month period ended June 30, 2010 $
Comprehensive loss as reported under Canadian GAAP		(3,524,147)	(6,214,415)
Differences decreasing (increasing) reported comprehensive loss:
Share-based payments	A	68,659	38,460
Repayable government assistance	C	57,089	100,672
Warrants revaluation	D	(380,210)	(432,254)

Comprehensive loss as reported under IFRS		(3,778,609)	(6,507,537)

a) Prepaid expenses and other and Deferred Licensing and Development Revenue

On January 13, 2009, the Company entered into a License and Development agreement with Intuitive. Under the Agreement, the Company and Intuitive integrated the Company’s SPY Imaging technology into Intuitive’s surgical robotic products. Under Canadian GAAP, the Company used the completed contract method of accounting for the Intuitive contract revenues, because the outcome of the development contract could not be estimated reliably. Using the completed contract method under Canadian GAAP all costs and cash receipts were deferred for their recognition in the profit and loss statement of the Company until August 2010, when the imaging products were delivered to Intuitive. Under IFRS, due to the unreliable outcome of the development contract, the cost recovery method was used, under which contract costs and an equal amount of revenue was recognized as of the transition date to IFRS. As at June 30, 2011 an adjustment of $1,308,286 was recorded. The adjustment as at June 30, 2011 increased prepaid expenses and increased cost of sales. Corresponding values were recorded to sales with an offset to deferred revenue for the respective periods.

b) Accounts Payable and Repayable Government Assistance

During 2004 and 2005, Novadaq has received contributions for two projects totaling CDN $985,000, from the National Research Council of Canada [“NRC”] Industrial Research Assistance Program. For each project, the Company was obligated to repay the NRC 1% of its gross revenue.

Novadaq is currently repaying the contribution and, as at December 31, 2010, the Company had paid or accrued the full amount of government assistance as a result of continuing sales of the products. At the IFRS transition date, forecasted sales of the products supported expectations that the Company would be able to sell sufficient product and be obligated to repay the full amount of the government forgivable loan. Under Canadian GAAP, this contribution reduced our expenses upon receipt, and all subsequent repayments were recognized as a research and development expense. Under IFRS, this government assistance has to be treated as a loan payable.

At June 30, 2010, the Company had repaid a total of $344,923 and included for IFRS purposes $530,653 in its financial liabilities representing the unpaid value. As at June 30, 2010, the liability value included a re-categorization from accounts payable in the amount of $459,843 representing the value in accounts payable and an adjustment to deficit of $70,810, difference between loan value $530,653 and accounts payable re-class of $459,843, which included a current adjustment to deficit of 57,089.

c) Warrants, Share Capital and Deficit

In connection with the private placement of capital in February 2010, the Company issued warrants to the shareholders and to brokers, which have a strike price denominated in Canadian dollars. The Company has identified the U.S. dollar as its functional currency under IFRS. Under Canadian GAAP, the Company recognized its outstanding shareholder and broker warrants as part of shareholders’ equity; however, under IFRS, such shareholder warrants denominated in a different currency than its functional currency should be classified as being a financial liability at fair value through profit or loss. Under IFRS, the broker warrants are recognized as compensation expense and treated as transaction costs, reducing net share capital and shareholder warrants at time of issuance. As a result of transitioning to IFRS, broker warrants were redistributed as transaction costs of the share capital and shareholder warrants, the shareholder warrants were recorded as a liability and the Company recorded a shareholder revaluation expense of $380,210 for three months ending June 30, 2010.

d) Contributed Surplus, Share Based Payments and Deficit

Under Canadian GAAP, the Company recognized the fair value of stock option awards, determined at the time of the grant, on a straight-line basis over the three-year vesting period. Under IFRS, the fair value of each tranche of the award is considered a separate grant with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. Accordingly, this will result in the expense for each grant being recognized at an accelerated rate under IFRS. Under Canadian GAAP, the Company recorded forfeitures on an actual basis; however, IFRS requires forfeiture estimates be established at the time of the initial fair value assessment of share-based payments.

d) Provisions

Provisions for warranty-related costs are recognized when the product is sold or service provided. Initial recognition is based on historical experience. The initial estimate of warranty-related costs is revised annually. The time value of money is not material. The value $7,560 is a reclassification from accounts payable.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 32,645,900 common shares 2,654,001 stock options, $5,303,000 of convertible loan debentures upon exercising represent approximately 2,822,833 shares, 2,738,177 warrants and 128,066 broker warrants. Both common shareholder warrants and broker warrants are exercisable into one share.

Additional information concerning the Company is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared and in accordance with rules of the Securities Act (Ontario) and the Canadian Securities Administrators [“CSA”] as at June 30, 2011. Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the Securities Act (Ontario) and the CSA as at June 30, 2011 and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under Securities Act (Ontario) and Canadian Securities laws is: (i) recorded, processed, summarized and reported within the time periods specified in Securities Act (Ontario) rules and forms and Canadian Securities laws; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer.

Internal Control over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, rules of the Securities Act (Ontario) and the CSA as at June 30, 2011.

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed control self assessments as of June 30, 2011 to evaluate the effectiveness of the Company’s internal control reporting.

As at June 30, 2011, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2011 that have materially affected, or are reasonable likely to affect, the Company’s internal control over financial reporting.

Exhibit

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2011

(Unaudited)

(expressed in U.S. dollars)

	Notes	June 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents		11,503,682	5,597,407
Accounts receivable	11	2,458,930	1,434,964
Prepaid expenses and other		790,905	1,193,423
Inventories	3	2,050,298	778,984

Total current assets		16,803,815	9,004,778

Non-current assets
Property and equipment	6	3,115,980	1,202,468
Prepaid expenses and other	10	303,948	144,456
Deferred development costs	7	303,896	405,195
Other intangible assets	7	2,375,168	1,563,288

Total Assets		22,902,807	12,320,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	11	3,011,829	2,913,979
Provisions		169,879	19,520
Income taxes payable		17,903	24,066
Deferred revenue		360,971	549,865
Deferred partnership fee	14	800,000	800,000
Repayable government assistance	11	190,947	507,675

Total current liabilities		4,551,529	4,815,105

Non-current liabilities
Provisions and deferred tax liability	10, 11	353,285	—
Convertible debentures		4,087,686	3,891,753
Deferred revenue		40,269	190,609
Deferred partnership fee	14	2,533,333	2,933,333
Repayable government assistance	11	329,818	—
Shareholder warrants	8, 11	7,574,562	1,276,464

Total Liabilities		19,470,482	13,107,264

Shareholders’ Equity
Share capital	10	98,542,155	87,897,555
Contributed surplus		6,418,370	5,985,190
Equity component of convertible debentures		1,472,093	1,968,395
Deficit		(103,000,293)	(96,638,219)

Total Shareholders’ Equity		3,432,325	(787,079)

Total Liabilities and Shareholders’ Equity		22,902,807	12,320,185

Commitments and contingencies	14

See accompanying notes to the consolidated financial statements

1

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the six months ended
	Notes	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Product sales		3,045,073	2,310,285	4,780,965	4,367,724
Royalty revenue		138,750	—	138,750	—
Milestone revenue		—	—	—	295,729
Deferred partnership fee revenue		200,000	—	400,000	—
Service revenue		101,300	307,831	1,066,238	669,800

Total revenues		3,485,123	2,618,116	6,385,953	5,333,253
Cost of sales		1,367,477	1,290,285	3,140,534	2,903,967

Gross margin		2,117,646	1,327,831	3,245,419	2,429,286

Selling and distribution costs		1,399,477	1,977,990	2,674,696	3,801,917
Research and development expenses		1,270,347	1,182,582	2,318,475	2,060,112
Administrative expenses		1,111,571	984,117	2,205,355	1,781,947

Total operating expenses		3,781,395	4,144,689	7,198,526	7,643,976

Loss from operations		(1,663,749)	(2,816,858)	(3,953,107)	(5,214,690)

Finance costs	4	(170,811)	(160,183)	(338,389)	(316,169)
Finance income		3,619	5,242	10,704	7,176
Warrants revaluation adjustment	8	(2,606,891)	(380,210)	(2,602,584)	(432,254)
Write-down on inventory		—	(426,600)	—	(426,600)
Gain (loss) on investment		—	—	25,000	(125,000)

Loss and comprehensive loss for the period		(4,437,832)	(3,778,609)	(6,858,376)	(6,507,537)

Basic and diluted loss and comprehensive loss per share for the period	13	(0.14)	(0.14)	(0.23)	(0.24)

See accompanying notes to the consolidated financial statements

2

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

	Issued capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total

As at December 31, 2010	87,897,555	5,985,190	1,968,395	(96,638,219)	(787,079)
Comprehensive loss	—	—	—	(2,420,544)	(2,420,544)
Issue of share capital	10,579,682	—	—	—	10,579,682
Exercise of options	5,046	—	—	—	5,046
Share-based payment transactions	—	205,020	—	—	205,020

As at March 31, 2011	98,482,283	6,190,210	1,968,395	(99,058,763)	7,582,125

Comprehensive loss	—	—	—	(4,437,832)	(4,437,832)
Exercise of options	59,872	(24,754)	—	—	35,118
Share-based payment transactions	—	252,914	—	—	252,914
Reclassification [Note10]	—	—	(496,302)	496,302	—

As at June 30, 2011	98,542,155	6,418,370	1,472,093	(103,000,293)	3,432,325

See accompanying notes to the consolidated financial statements

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

	Issued capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total

As at January 1, 2010	81,188,324	5,070,438	1,968,395	(82,453,455)	5,773,702
Comprehensive loss	—	—	—	(2,728,928)	(2,728,928)
Issue of share capital	5,643,711	—	—	—	5,643,711
Broker warrants	—	153,679	—	—	153,679
Share-based payment transactions	—	224,733	—	—	224,733

As at March 31, 2010	86,832,035	5,448,850	1,968,395	(85,182,383)	9,066,897

Comprehensive loss	—	—	—	(3,778,609)	(3,778,609)
Issue of share capital	1,958	—	—	—	1,958
Share-based payment transactions	—	169,426	—	—	169,426

As at June 30, 2010	86,833,993	5,618,276	1,968,395	(88,960,992)	5,459,672

See accompanying notes to the consolidated financial statements

3

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the six months ended
	Notes	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
OPERATING ACTIVITIES
Comprehensive loss for the period before tax		(4,437,832)	(3,778,609)	(6,858,376)	(6,507,537)
Items not affecting cash
Depreciation of property and equipment	5, 6	240,060	220,541	432,270	480,596
Amortization of intangible assets	7	265,878	198,589	482,061	397,176
Impairment of investment		—	—	—	125,000
Share-based compensation	9	252,914	169,426	457,934	394,159
Imputed interest on convertible debentures	4	99,173	89,865	195,933	177,542
Impairment of inventory		—	426,600	—	426,600
Warrants revaluation adjustment	8	2,606,891	380,210	2,602,584	432,254

		(972,916)	(2,293,378)	(2,687,594)	(4,074,210)

Changes in working capital
(Decrease) increase in deferred revenue		(263,857)	537,805	(739,233)	1,497,610
Increase in accounts receivable		(1,346,861)	(461,367)	(1,023,966)	(545,628)
(Increase) decrease in inventories		(471,904)	(31,231)	(1,271,314)	92,824
Increase (decrease) in accounts payable		(1,065,199)	38,906	77,930	(294,915)
Decrease (increase) in prepaid expenses and other		108,163	(157,417)	546,975	(291,030)

Net change in non-cash working capital balances related to operations		(3,039,658)	(73,304)	(2,409,608)	458,861

Cash used in operating activities		(4,012,574)	(2,366,682)	(5,097,202)	(3,615,349)

INVESTING ACTIVITIES
Purchase of property and equipment, net	6	(1,623,926)	(83,859)	(2,345,782)	(91,357)
Purchase of TMR business		—	—	(1,000,000)	—
Redemptions of long-term investment		—	—	—	25,000

Cash used in investing activities		(1,623,926)	(83,859)	(3,345,782)	(66,357)

FINANCING ACTIVITIES
Issuance of common shares and warrants		—	—	15,273,401	7,121,337
Transaction costs of common shares and warrants		—	—	(998,207)	(511,180)
Exercise of options	9	35,118	1,958	40,164	1,958

Cash provided by financing activities		35,118	1,958	14,315,358	6,612,115

Net (decrease) increase in cash and cash equivalents		(5,601,382)	(2,448,583)	5,872,374	2,930,409
Net foreign exchange difference		(4,874)	(91,797)	33,901	(27,977)
Cash and cash equivalents at beginning of period		17,109,938	7,967,770	5,597,407	2,524,958

Cash and cash equivalents at June 30		11,503,682	5,427,390	11,503,682	5,427,390

See accompanying notes to the interim condensed consolidated financial statements.

4

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

1.	BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the three and six month periods ended June 30, 2011 of Novadaq Technologies Inc. [the “Company”] were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”].

The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the interim condensed consolidated financial statements for the three month period ended March 31, 2011. In addition, the interim condensed consolidated financial statements for the three month period ended March 31, 2011 contain certain incremental annual International Financial Reporting Standards [“IFRS”] disclosures not included in the annual financial statements for the year ended December 31, 2010 prepared in accordance with previous Canadian Generally Accepted Accounting Principles [“Canadian GAAP”]. Accordingly, these interim condensed consolidated financial statements for the three and six month periods ended June 30, 2011 should be read together with the annual consolidated financial statements for the year ended December 31, 2010 prepared in accordance with previous Canadian GAAP as well as the interim condensed consolidated financial statements for the three month period ended March 31, 2011.

The preparation of interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the interim condensed consolidated financial statements for the three month period ended March 31, 2011.

The Company has included Note 15, “Reconciliation of Financial Position and Equity” for the period ending June 30, 2010 and, “Reconciliation of Comprehensive Loss” for the three and six month periods ending June 30, 2010. The reconciliations provide information on Canadian GAAP transition to IFRS for their respective periods.

2.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

Fair Value Measurement On May 12, 2011, the IASB issued IFRS 13, “Fair Value Measurement”, which defines fair value, provides guidance in a single IFRS framework for measuring fair value and identifies the required disclosures pertaining to fair value measurement. This standard is effective for annual periods beginning on or after January 1, 2013, and early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Presentation of Financial Statements On June 16, 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements”. The amendments enhance the presentation of Other Comprehensive Income [“OCI”] in the consolidated financial statements, primarily by requiring the components of OCI to be presented separately for items that may be reclassified to the consolidated statements of loss from those that remain in equity. The amendments are effective for annual periods beginning on or after July 1, 2012. The Company is currently assessing the impact of the amendments on its consolidated financial statements.

5

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Consolidated Financial Statements On May 12, 2011, IASB issued IFRS 10, “Consolidated Financial Statements” [“IFRS 10”]. This IFRS replaces portions of IAS 27, “Consolidated and Separate Financial Statements” [“IAS 27”] that addresses consolidation, and supersedes SIC-12 in its entirety. The objective of IFRS 10 is to define the principles of control and establish the basis of determining when and how an entity should be included within a set of consolidated financial statements. IAS 27 has been amended for the issuance of IFRS 10 and retains guidance only for separate financial statements.

Joint Arrangements On May 12, 2011, the IASB issued IFRS 11, “Joint Ventures” [“IFRS 11”]. IFRS 11 supersedes IAS 31, “Interest in Joint Ventures” and SIC-13, “Jointly Controlled Entities – Non Monetary Contributions by Venturers”. Through an assessment of the rights and obligations in an arrangement, IFRS 11 establishes principles to determine the type of joint arrangement and guidance for financial reporting activities required by the entities that have an interest in arrangements that are controlled jointly.

As a result of the issuance of IFRS 10 and IFRS 11, IAS 28, “Investments in Associates and Joint Ventures” [“IAS 28”] has been amended to correspond to the guidance provided in IFRS 10 and IFRS 11.

Disclosure of Interests in Other Entities On May 12, 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities” [“IFRS 12”]. This IFRS requires extensive disclosures relating to a company’s interests in subsidiaries, joint arrangements, associates, and unconsolidated structured entities. This IFRS enables users of the financial statements to evaluate the nature and risks associated with its interests in other entities and the effects of those interests on its financial position and performance.

IFRS 10, 11 and 12, and the amendments to IAS 27 and 28 are all effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted, so long as IFRS 10, 11 and 12, and the amendments to IAS 27 and 28 are adopted at the same time. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. The Company is currently assessing the impact of these new standards and amendments on its consolidated financial statements.

Financial Instruments – Disclosures On October 7, 2010, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures”, which increase the disclosure requirements for transactions involving transfers of financial assets. This amendment is effective for annual periods beginning on or after July 1, 2011 and therefore the Company will apply the amendment in the first quarter of 2012. The Company is currently assessing the impact of the amendment on its financial statement disclosures.

Financial Instruments The IASB has issued a new standard, IFRS 9, “Financial Instruments” [“IFRS 9”], which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” [“IAS 39”]. The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments. The issuance of IFRS 9 in November 2009 is the first phase of the project, which provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective on January 1, 2013. The Company is currently assessing the impact of the new standard on its financial statements.

6

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

3.	INVENTORY

Inventory by category is as follows:

	June 30, 2011	December 31, 2010
	$	$
Medical devices, software and parts	1,063,906	216,611
Raw materials	851,738	542,967
TMR kits	129,218	13,970
Software	5,436	5,436

	2,050,298	778,984

For the three and six months ending June 30, 2011, there has been no inventory write-down [June 2010 - $426,600]. Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

4.	FINANCE COSTS

	For the three months ended		For the six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	$	$	$	$

Repayable government assistance	5,526	3,116	10,959	6,040
Imputed interest on convertible debentures	99,173	89,865	195,933	177,542
Interest on convertible debentures	66,112	67,202	131,497	132,587

	170,811	160,183	338,389	316,169

5.	DEPRECIATION AND COST OF INVENTORIES INCLUDED IN THE INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	For the three months ended		For the six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	$	$	$	$
Included in costs of sales
Depreciation	206,615	153,389	354,439	332,728
Cost of inventories recognized as an expense	354,981	292,892	379,511	493,246

Included in administrative expenses
Depreciation	33,445	67,152	77,831	144,241
Included in research & development costs
Depreciation	—	—	—	3,627

7

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

6.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at December 31, 2010	4,556,136	389,190	1,126,622	184,282	6,256,230
Additions	746,091	—	2,175	999	749,265
Disposals	(109,419)	—	—	—	(109,419)

Balance at March 31, 2011	5,192,808	389,190	1,128,797	185,281	6,896,076

Additions	1,592,563	3,000	27,892	471	1,623,926
Disposals	—	—	—	—	—

Balance at June 30, 2011	6,785,371	392,190	1,156,689	185,752	8,520,002

Depreciation:
Opening balance at December 31, 2010	(3,573,226)	(377,061)	(1,048,587)	(54,888)	(5,053,762)
Depreciation	(152,607)	(4,002)	(26,592)	(9,009)	(192,210)
Disposals	82,010	—	—	—	82,010

Balance at March 31, 2011	(3,643,823)	(381,063)	(1,075,179)	(63,897)	(5,163,962)

Depreciation	(210,180)	(3,459)	(17,376)	(9,045)	(240,060)
Disposals	—	—	—	—	—

Balance at June 30, 2011	(3,854,003)	(384,522)	(1,092,555)	(72,942)	(5,404,022)

Net book value at December 31, 2010	982,910	12,129	78,035	129,394	1,202,468

Net book value at June 30, 2011	2,931,368	7,668	64,134	112,810	3,115,980

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2010	4,282,435	444,062	1,054,357	150,593	5,931,447
Additions	317,066	(54,872)	72,265	34,647	369,106
Disposals	(43,365)	—	—	(958)	(44,323)

Balance at December 31, 2010	4,556,136	389,190	1,126,622	184,282	6,256,230

Depreciation:
Opening balance at January 1, 2010	(2,899,547)	(338,479)	(906,197)	(24,670)	(4,168,893)
Depreciation	(702,020)	(38,582)	(142,390)	(30,218)	(913,210)
Disposals	28,341	—	—	—	28,341

Balance at December 31, 2010	(3,573,226)	(377,061)	(1,048,587)	(54,888)	(5,053,762)

Net book value at January 1, 2010	1,382,888	105,583	148,160	125,923	1,762,554

Net book value at December 31, 2010	982,910	12,129	78,035	129,394	1,202,468

8

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

7.	INTANGIBLE ASSETS

Intangible assets include licenses, distribution rights and Xillix patent rights as summarized below:

	Licenses	Xillix patent rights	Total
	$	$	$
Cost:
Balance at December 31, 2010	4,490,000	2,534,836	7,024,836
Additions—external purchase	1,192,642	—	1,192,642

Balance at March 31, 2011 and June 30, 2011	5,682,642	2,534,836	8,217,478

Amortization:
Balance at December 31, 2010	(4,490,000)	(971,548)	(5,461,548)
Amortization charge for the period	(99,387)	(66,147)	(165,534)

Balance at March 31, 2011	(4,589,387)	(1,037,695)	(5,627,082)

Amortization charge for the period	(149,080)	(66,148)	(215,228)

Balance at June 30, 2011	(4,738,467)	(1,103,843)	(5,842,310)

Net book value at December 31, 2010	—	1,563,288	1,563,288

Net book value at June 30, 2011	944,175	1,430,993	2,375,168

	Distribution rights	Licenses	Xillix patent rights	Total
	$	$	$	$
Cost:
Balance at January 1 and December 31, 2010	6,850,623	4,490,000	2,534,836	13,875,459

Amortization:
Balance at January 1, 2010	(1,404,937)	(4,490,000)	(706,958)	(6,601,895)
Amortization charge for the year	(617,081)	—	(264,590)	(881,671)
Impairment	(4,828,605)	—	—	(4,828,605)

Balance at December 31, 2010	(6,850,623)	(4,490,000)	(971,548)	(12,312,171)

Net book value at January 1, 2010	5,445,686	—	1,827,878	7,273,564

Net book value at December 31, 2010	—	—	1,563,288	1,563,288

As at June 30, 2011, the Company had costs of $303,896 [December 31, 2010 - $405,195] for the development of application software which has been deferred. Amortization of $50,650 has been expensed for the three-month period ended June 30, 2011, and $101,299 for the six-month period ended June 30, 2011 as commercialization began on January 1, 2011. Xillix patent rights include a portfolio of owned and licensed patents which are being amortized over the term of the patents ranging from 5 to 15 years.

9

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

8.	WARRANTS

	Shareholder Warrants		Shareholder Warrants
	2010		2011
	Warrants	Amount	Warrants	Amount	Total
	#	$	#	$	$

December 31, 2009	—	—	—	—	—
Issued	608,838	812,767	—	—	812,767
Revaluation	—	52,044	—	—	52,044

March 31, 2010	608,838	864,811	—	—	864,811
Revaluation	—	411,653	—	—	411,653

December 31, 2010	608,838	1,276,464	—	—	1,276,464
Issued	—	—	2,129,339	3,695,514	3,695,514
Revaluation	—	(233,592)	—	229,285	(4,307)

March 31, 2011	608,838	1,042,872	2,129,339	3,924,799	4,967,671
Revaluation	—	569,591	—	2,037,300	2,606,891

June 30, 2011	608,838	1,612,463	2,129,339	5,962,099	7,574,562

On March 24, 2011, the Company closed a private placement of U.S. $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,514, net of transaction costs, was established on March 24, 2011 and subsequently re-valued. As at June 30, 2011, the revaluation utilizing the Black-Scholes option pricing model included the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.95%; expected life of 4.73 years; and exchange rate of 1.037. Fair value of the warrants before transaction costs were initially U.S. $1.86 at issuance and closed at June 30, 2011 at U.S. $2.80.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180 in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability at fair value through profit or loss. Broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term for a total dollar value of $153,671. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for the services provided approximated the fair value of those warrants. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; and expected life of five years for shareholder warrants.

10

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

For the three-month period ended in June 30, 2011, the Company re-valued the shareholder warrants utilizing the following assumptions: volatility rate of 66%; risk-free interest rates of 1.95%; expected life of 3.64 years and an exchange rate of 1.037. As at June 30, 2011, shareholder warrants were valued at U.S. $2.64.

9.	SHARE-BASED COMPENSATION PLANS

The share-based compensation cost that has been recognized for the three-month period ended June 30, 2011 and included in the respective function line in the interim consolidated statements of loss and comprehensive loss is $252,914 [three-month period ended June 30, 2010 - $169,426] and has been charged to deficit.

A summary of the options outstanding as at June 30, 2011 and December 31, 2010 under the Plan is presented below:

Employee stock options

	Number of stock	Weighted average
	options outstanding	exercise price
	#	$

Balance, December 31, 2010	2,339,556	2.93
Options cancelled	(19,500)	3.07
Options exercised	(2,888)	2.41

Balance, March 31, 2011	2,317,168	2.93
Options granted	355,500	4.26
Options cancelled	(4,666)	2.01
Options exercised	(14,001)	2.65

Balance, June 30, 2011	2,654,001	3.11

Options exercisable	1,784,946	3.02

The Company uses the Black-Scholes option pricing model to determine the fair value of options. For the three-month period ended June 30, 2011, the Company used the following assumptions to determine the fair value of the options granted: weighted average volatility of 66%, expected dividend yield of nil, weighted average expected life of 8.6 years, weighted average interest rate of 1.98% and an exchange rate of 1.027.

On May 20, 2011, the Company issued 355,500 options of which directors and key management were granted 242,500 options. On May 20, 2011, the Board voted in favour of extending the expiry date to up to three years for options previously granted to a director, upon his departure from the Company’s Board in recognition of his years of service.

11

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

10.	SHARE CAPITAL AND CHANGES IN SHAREHOLDERS’ EQUITY

Issued and outstanding

	Common shares
	Number of
	shares	Consideration
	#	$

Balance, December 31, 2010	27,897,147	87,897,555
Issuance of common shares from private placement, net of transaction costs	4,731,864	14,275,196
Valuation of warrants pursuant to private placement [note 8]	—	(3,695,514)
Exercise of options	2,888	5,046

Balance, March 31, 2011	32,631,899	98,482,283
Exercise of options	14,001	59,872

Balance, June 30, 2011	32,645,900	98,542,155

The reclassification adjustment in the interim consolidated statement of shareholders’ equity is related to the recognition of deferred taxes with respect to the 2009 convertible debentures.

11.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

[a] Fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the interim condensed consolidated financial statements:

	June 30, 2011		December 31, 2010
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	$	$	$	$
Financial Assets
Held-for-trading
Cash and cash equivalents	11,503,682	11,503,682	5,597,407	5,597,407
Loans and receivables
Accounts receivable	2,458,930	2,458,930	1,434,964	1,434,964

	13,962,612	13,962,612	7,032,371	7,032,371

Financial Liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	7,574,562	7,574,562	1,276,464	1,276,464
Other financial liabilities
Convertible debentures	4,087,686	4,087,686	3,891,753	3,891,753
Repayable government assistance	520,765	520,765	507,675	507,675
Accounts payable and provisions	3,231,045	3,231,045	2,933,499	2,933,499

	15,414,058	15,414,058	8,609,391	8,609,391

The fair values of the financial assets and financial liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

12

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, accounts receivable and accounts payable and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Convertible debentures are evaluated by the Company based on parameters such as interest rates and the risk characteristics of the instrument.

•	The fair value of repayable government assistance is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The fair value of the warrants is estimated using a Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1—Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•

Level 2—Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	June 30, 2011			December 31, 2010
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial Assets
Cash and cash equivalents	11,503,682	—	—	5,597,407	—	—

Financial Liabilities
Shareholder warrants	—	7,574,562	—	—	1,276,464	—

During the reporting periods ended June 30, 2011 and December 31, 2010, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

13

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

[c] Management of risks arising from financial instruments

The Company’s principal financial liabilities, other than warrants, comprise loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Company’s operations and to provide guarantees to support its operations. The Company has trade and other receivables and cash and short-term deposits that are derived directly from its operations. The Company also holds available-for-sale financial instruments and enters into derivative transactions.

The Company’s activities expose it to a variety of financial risks: market risk [including foreign exchange and interest rate risk], credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company does not purchase any derivative financial instruments for speculative purposes. Risk management is the responsibility of the corporate finance function, which has the appropriate skills, experience and supervision. The Company’s domestic and foreign operations, along with the corporate finance function, identify, evaluate and, where appropriate, mitigate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

The risks associated with the Company’s financial instruments are as follows:

[i] Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Components of market risk to which the Company is exposed are discussed below. Financial instruments affected by market risk include trade accounts receivable and payable, available-for-sale financial instruments and derivative financial instruments.

The sensitivity analyses in the following sections relate to the position as at June 30, 2011 and December 31, 2010.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant. The analyses exclude the impact of movements in market variables on the carrying value of provisions and on the non-financial assets and non-financial liabilities of foreign operations.

The following assumptions have been made in calculating the sensitivity analyses:

•	The interim consolidated statements of financial position sensitivity relates to warrants.

•

The sensitivity of the relevant interim condensed consolidated statements of loss and comprehensive loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at June 30, 2011 and December 31, 2010.

[ii] Foreign currency risk

Foreign currency risk arises due to fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure.

14

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Since a significant part of the Company’s purchases are transacted in Canadian dollars and the Company has repayable government assistance denominated in Canadian dollars, the Company may experience transaction exposures because of volatility in the exchange rate between the Canadian and U.S. dollar. Based on the Company’s Canadian dollar denominated net inflows and outflows for the three-month period ended June 30, 2011, a weakening [strengthening] of the U.S. dollar of 10% would, everything else being equal, have a positive [negative] effect on net income before income taxes [due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives] of $93,212 [December 31, 2010 - $41,088]. The Company’s exposure to foreign currency changes for all other currencies is not material.

[iii] Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have exposure to interest rate risk as interest rates for its convertible debentures and repayable government assistance loan are fixed.

[iv] Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. The Company is exposed to credit risk from its operating activities [primarily for trade accounts receivable] and from financing activities, including cash deposits with banks and financial institutions.

Accounts receivable are subject to credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. The Company has not experienced any direct material impacts to date of the economic downturn; however, the indirect impact could impact future profitability.

Approximately $2,328,004 or 77% [December 31, 2010 - $1,299,270 or 64%] of the outstanding accounts receivable [before allowance for doubtful accounts] at June 30, 2011 is due from nine customers [December 31, 2010 - eight customers].

The Company assesses the credit risk of accounts receivable by evaluating the aging of accounts receivable based on the invoice date. The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the interim consolidated statements of loss and comprehensive loss. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against operating expenses in the interim consolidated statements of loss and comprehensive loss. At June 30, 2011, the Company has made a provision of $551,708 [December 31, 2010 - $588,746] in respect of accounts which it believes may not be collectible. As at June 30, 2011, the Company’s accounts receivable [before provision] were 83% concentrated in the United States and Canada and 17% were concentrated in Europe and Asia [December 31, 2010 - United States and Canada - 68%, Europe and Asia - 32%].

15

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the interim consolidated statements of loss and comprehensive loss within other operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for accounts receivable. Subsequent recoveries of amounts previously written off are credited against operating expenses in the interim consolidated statements of loss and comprehensive loss. The following table sets forth details of the aging of trade accounts receivable that are not overdue as well as an analysis of overdue amounts and related allowance for doubtful accounts:

	June 30, 2011	December 31, 2010
	$	$
Total accounts receivable	3,010,638	2,023,710
Less allowance for doubtful accounts	(551,708)	(588,746)

Total accounts receivable, net	2,458,930	1,434,964

Of which:
Current	1,106,181	817,380
31 - 60 days	1,124,636	454,672
61 - 90 days	163,192	41,777
Over 90 days	616,629	709,881
Less allowance for doubtful accounts	(551,708)	(588,746)

Total accounts receivable, net	2,458,930	1,434,964

The movement in the Company’s allowance for doubtful accounts for the periods ended June 30, 2011 and December 31, 2010 was as follows:

$

At December 31, 2010	588,746
Additional provision recognized	1,033
Amounts recovered during the quarter	(450)

Balance, March 31, 2011	589,329

Additional provision recognized	2,379
Amounts recovered during the quarter	(40,000)

Balance, June 30, 2011	551,708

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury, responsible in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Company’s Board of Directors on an annual basis and may be updated throughout the year, subject to approval of the Company’s Finance Committee. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through the counterparty’s potential failure. The Company’s maximum exposure to credit risk for the components of the interim consolidated statements of financial position as at June 30, 2011 and December 31, 2010, is the carrying amount of cash and cash equivalents and other current financial assets.

16

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

[v] Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Company manages this risk by monitoring detailed quarterly cash forecasts for the next 12 months, and annual forecasts for the following one-year period to ensure adequate and efficient use of cash resources. The Company has accounts payable, interest payable and repayable government assistance that have contractual cash flows approximating its fair value and have maturities of less than one year. The Company attempts to achieve this obligation through managing cash from operations and through the availability of funding from strategic alliances or equity placements.

The tables below summarize the maturity profile of the Company’s financial liabilities as at June 30, 2011 and December 31, 2010 based on contractual undiscounted payments:

Year ended June 30, 2011:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$

Convertible debentures	5,303,478	—	5,303,478	—	—
Convertible debentures interest payable	699,623	265,174	434,449	—	—
Repayable government assistance	520,765	190,947	329,818	—	—
Repayable government assistance interest payable	33,136	12,149	20,987	—	—
Accounts payable	3,011,829	3,011,829	—	—	—

Total financial liability payments	9,568,831	3,480,099	6,088,732	—	—

In June 2011, the Company and National Research Council have established revised payment terms for repayment of repayable government assistance in 30 consecutive equal monthly instalments commencing August 1, 2011.

Year ended December 31, 2010:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$

Convertible debentures	5,303,478	—	5,303,478	—	—
Convertible debentures interest payable	830,394	265,174	530,348	34,872	—
Repayable government assistance	507,675	507,675	—	—	—
Repayable government assistance interest payable	64,373	64,373	—	—	—
Accounts payable	2,913,979	2,913,979	—	—	—

Total financial liability payments	9,619,899	3,751,201	5,833,826	34,872	—

17

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

12.	RELATED PARTY DISCLOSURES

A director of the Company is also a director of Fairfax Financial Holdings Limited.

As at June 30, 2011, the Company has no receivables or payables with key management personnel or directors.

13.	LOSS PER SHARE

The Company has authorized share capital as follows: common shares – unlimited, no par value; preference shares – unlimited, no par value, issuable in one or more series.

Basic loss per share amounts are calculated by dividing net loss for the period attributable to common shareholders of the parent by the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated by dividing the net income attributable to ordinary equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential common shares into common shares.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	June 30, 2011	June 30, 2010
	$	$
Comprehensive loss attributable to shareholders for basic and diluted loss per share	(4,437,832)	(3,778,609)

Weighted average number of shares for basic and diluted loss per share	32,637,848	27,597,554

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these consolidated financial statements.

The conversion of outstanding stock options, warrants and convertible notes has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

18

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

14.	COMMITMENTS AND CONTINGENCIES

Lease and Other Commitments

The Company has entered into lease commitments for office premises located in: Mississauga, Ontario; Richmond, British Columbia; and, Taunton, Massachusetts. The total future minimum annual lease payments, including four months free base rent in Richmond, British Columbia and proportionate operating expenses for three locations, are as follows:

$

Within one year	307,485
After one year but not more than five years	487,110
More than five years	—

794,595

On September 1, 2010, the Company entered into a five-year agreement with LifeCell Corporation [“LifeCell”], providing exclusive rights to market and distribute the SPY imaging technology in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America [the “Agreement”]. Under the terms of the Agreement, the Company received $5,000,000 including $1,000,000 from LifeCell’s parent company, Kinetics Concepts Inc. [“KCI”], for which KCI received 281,653 shares of the Company’s common stock at a price of CDN $3.75 per share. As at June 30, 2011, the Company recognized $3,333,333 as deferred revenue which is being recognized over five years in the current and long-term portion of partnership revenue in the consolidated balance sheet. Pursuant to the Agreement signed with LifeCell, the Company has a three-year annual commitment to spend a minimum amount on research and development which are within normal business operating expenses.

19

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

15.	RECONCILIATION OF FINANCIAL POSITION AND EQUITY

The following is a reconciliation of the Company’s financial position and equity reported in accordance with Canadian GAAP to its financial position and equity in accordance with IFRS at June 30, 2010:

	Notes	Canadian GAAP $	Adjustments $	IFRS $
ASSETS
Current assets
Cash and cash equivalents		5,427,390	—	5,427,390
Accounts receivable		1,980,649	—	1,980,649
Prepaid expenses and other	B	2,266,739	(1,308,286)	958,453
Inventories		497,844	—	497,844
Non-current assets
Property and equipment		1,373,312	—	1,373,312
Prepaid expenses and other		209,398	—	209,398
Deferred development costs		405,195	—	405,195
Other intangible assets		6,876,390	—	6,876,390

Total Assets		19,036,917	(1,308,286)	17,728,631

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	C, E	3,038,243	(467,403)	2,570,840
Provisions	E	—	7,560	7,560
Income taxes payable		43,090	—	43,090
Deferred revenue		714,844	—	714,844
Deferred license and development revenue	B	4,500,000	(1,308,286)	3,191,714
Repayable government assistance	C	—	530,653	530,653
Non-current liabilities
Convertible debentures		3,705,242	—	3,705,242
Deferred revenue		259,995	—	259,995
Shareholder warrants	D	—	1,245,021	1,245,021

Total Liabilities		12,261,414	7,545	12,268,959

Shareholders’ Equity
Share capital	D	86,883,879	(49,886)	86,833,993
Contributed surplus	A, D	5,346,504	271,772	5,618,276
Warrants	D	916,560	(916,560)	—
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit	A, C	(88,339,835)	(621,157)	(88,960,992)

Total Shareholders’ Equity		6,775,503	(1,315,831)	5,459,672

Total Liabilities and Shareholders’ Equity		19,036,917	(1,308,286)	17,728,631

20

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Reconciliation of Comprehensive Loss As Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s comprehensive loss reported in accordance with Canadian GAAP to its comprehensive loss in accordance with IFRS for the following periods:

	Notes	Three-month period ended June 30, 2010 $	Six-month period ended June 30, 2010 $

Comprehensive loss as reported under Canadian GAAP		(3,524,147)	(6,214,415)
Differences decreasing (increasing) reported comprehensive loss:
Share-based payments	A	68,659	38,460
Repayable government assistance	C	57,089	100,672
Warrants revaluation	D	(380,210)	(432,254)

Comprehensive loss as reported under IFRS		(3,778,609)	(6,507,537)

Notes to the reconciliations:

A.	Share-based payments

Under Canadian GAAP, awards with graded vesting provisions are treated as a single award for both measurement and recognition purposes. IFRS 2 requires such awards to be treated as a series of individual awards, with compensation measured and recognized separately for each tranche of options within a grant that has a different vesting date.

Under Canadian GAAP, compensation is recognized assuming all options will vest and adjusted as forfeitures occur. IFRS 2 requires an estimate of forfeitures to be reflected in the amount of compensation recognized.

B.	Revenue recognition

Under Canadian GAAP, the Company used the completed contract method to account for certain development revenue on behalf of a customer.

Under IFRS, such revenue should be accounted for based on the percentage-of-completion method or the cost recovery method if reliable estimates related to the outcome of the development work cannot be made. The Company was unable to reliably develop such estimates and hence the revenue was recorded using the cost recovery method.

C.	Repayable government assistance

Under Canadian GAAP, the Company recorded a liability for the repayments of its NRC government assistance as such repayments became probable.

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Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Under IFRS, government assistance amounts should be recognized as a liability immediately when initially received, unless there is reasonable assurance that such amounts will not be repaid and forgiven. While the NRC government assistance may be forgiven under certain circumstances, the Company determined that the loan will not be forgiven.

D.	Warrants

Under Canadian GAAP, the Company recognized its issued shareholder warrants as part of shareholders’ equity as they did not meet the criteria to be recognized as financial liabilities.

Under IFRS, since the conversion of such warrants was in a currency different than the Company’s functional currency, they were classified as financial liabilities at fair value through profit or loss upon initial recognition and subsequent measurement. Broker warrants were reclassified to contributed surplus.

E.	Reclassification

Certain corresponding figures under Canadian GAAP as at June 30, 2010 and December 31, 2010 have been reclassified to conform to the new presentation under IFRS.

16.	COMPARATIVE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The comparative interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the June 30, 2011 financial statements.

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